Exhibit 99.4
Satyam Computer Services Limited
Description of Business
The Company is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. The Company was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The Company has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in Australia, Canada, China, Dubai, Germany, Hungary, Japan, Malaysia, Singapore, United Kingdom and United States,. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. The Company offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. The Company has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Statement on Significant Accounting Policies
a)	Basis of Presentation

The financial statements of the Company are prepared under historical cost convention in accordance with the Generally Accepted Accounting Principles (GAAP) applicable in India and the provisions of the Indian Companies Act, 1956.

b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

c)	Revenue Recognition

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed.

The Company also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as advance from customers/unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

d)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gain/Loss arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs.5,000 are entirely depreciated in the year of acquisition.

Satyam Computer Services Limited
The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Estimated useful lives
Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software — used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Capital work in progress

Assets under installation or under construction as at the Balance sheet date are shown as Capital work in progress. Advances paid towards acquisition of assets are also included under Capital work in progress.

e)	Goodwill

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

f)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or market value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

g)	Foreign Currency Translation

Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.

Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.

The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures of head office.

In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.

Satyam Computer Services Limited
Gain/Loss on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense for the period.

In all other cases the gain or loss on contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account for the period.

h)	Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. The Company also provides for gratuity and leave encashment in accordance with the requirements of revised Accounting Standard – 15 “Employee Benefits”.

i)	Taxes on Income

Tax expense for the year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

j)	Earnings Per Share

The earnings considered in ascertaining the Company’s Earnings Per Share (EPS) comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

k)	Associate Stock Option Scheme

Stock options granted to the associates under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on graded vesting basis over the vesting period of the options. The un-amortized portion of the deferred employee compensation is shown under Reserves and Surplus.

l)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.

Satyam Computer Services Limited
Balance Sheet as at September 30, 2006

				Rs. in Crores
	Schedule	As at	As at	As at
	Reference	30.09.2006	30.09.2005	31.03.2006
I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	1	130.93	64.39	64.89
(b) Share application money, pending allotment		1.86	1.07	1.78
(c) Reserves and Surplus	2	4,881.26	3,603.89	4,268.75

		5,014.05	3,669.35	4,335.42

2. Loan Funds
(a) Secured Loans	3	13.38	11.88	12.57

		5,027.43	3,681.23	4,347.99

II. Application of Funds :
1. Fixed Assets	4
(a) Gross Block		1,218.79	1,046.28	1,153.16
(b) Less: Depreciation		866.75	743.23	803.74

(c) Net Block		352.04	303.05	349.42
(d) Capital Work in Progress		177.83	71.60	76.84

		529.87	374.65	426.26

2. Investments	5	193.39	144.91	155.74

3. Deferred Tax Assets (net)	6	40.54	10.17	4.29

4. Current Assets, Loans and Advances
(a) Sundry Debtors	7	1,350.04	897.34	1,122.81
(b) Cash and Bank Balances	8	3,442.07	2,572.74	3,052.33
(c) Loans and Advances	9	209.81	164.92	183.24
(d) Other Current Assets
- Interest Accrued on Fixed Deposits		153.53	67.56	110.59

		5,155.45	3,702.56	4,468.97

Less: Current Liabilities and Provisions
(a) Liabilities	10	605.88	390.72	435.71
(b) Provisions	11	285.94	160.34	271.56

		891.82	551.06	707.27

Net Current Assets		4,263.63	3,151.50	3,761.70

		5,027.43	3,681.23	4,347.99

Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Balance Sheet.

This is the Balance Sheet referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Sr. Vice President (Corp. Governance)
	& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : October 20, 2006		Date : October 20, 2006

Satyam Computer Services Limited
Profit and Loss Account for the Quarter and Half Year ended September 30, 2006

						Rs. in Crores
		Quarter	Quarter	Half Year	Half Year	Year
	Schedule	Ended	Ended	Ended	Ended	Ended
	Reference	30.09.2006	30.09.2005	30.09.2006	30.09.2005	31.03.2006
Income

Services
- Exports		1,465.42	1,076.17	2,797.84	2,077.90	4,461.64
- Domestic		72.29	41.10	126.73	73.81	172.67
Other Income	12	28.13	31.12	102.51	54.50	377.91

		1,565.84	1,148.39	3,027.08	2,206.21	5,012.22

Expenditure

Personnel Expenses	13	945.49	651.38	1,740.62	1,275.10	2,700.67
Operating and Administration Expenses	14	234.86	182.00	470.94	343.23	740.13
Financial Expenses		0.26	0.20	1.33	0.40	2.72
Depreciation		32.81	30.93	65.11	59.08	122.81

		1,213.42	864.51	2,278.00	1,677.81	3,566.33

Profit Before Taxation		352.42	283.88	749.08	528.40	1,445.89
Provision for Taxation - Current		43.00	32.57	88.65	66.07	190.92
- Fringe Benefit		2.70	1.75	5.40	5.02	8.80
- Deferred		(15.62)	(1.16)	(27.40)	0.54	6.42

Profit After Taxation		322.34	250.72	682.43	456.77	1,239.75
Add: Balance brought forward from previous period / year		3,196.90	2,188.69	2,836.81	1,982.64	1,982.64
Less: Residual dividend and additional dividend tax		(0.56)	1.23	(0.56)	1.23	1.23

Profit Available for Appropriation		3,519.80	2,438.18	3,519.80	2,438.18	3,221.16

Appropriations :
Interim Dividend @ Re. 1.00 per Equity Share of Rs. 2.00 each (2005 - Rs. 2.00 per Equity Share)		65.61	64.46	65.61	64.46	64.46
Final Dividend (2006 - Rs. 5.00 per Equity Share)		—	—	—	—	163.87
Tax on distributed profits		9.20	9.04	9.20	9.04	32.02
Transfer to General Reserve		—	—	—	—	124.00

Balance carried to Balance Sheet		3,444.99	2,364.68	3,444.99	2,364.68	2,836.81

Earnings Per Share (Rs. per equity share of Rs. 2 each)

Basic		4.93	3.90	10.46	7.12	19.26
Diluted		4.78	3.79	10.14	6.92	18.51

No. of Shares used in computing Earnings Per Share
Basic		653,538,584	642,686,564	652,502,120	641,206,164	643,784,984
Diluted		673,862,942	661,223,670	672,826,478	659,634,740	669,626,864

Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Sr. Vice President (Corp. Governance)
	& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : October 20, 2006		Date : October 20, 2006

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

			Rs. in Crores
	As at	As at	As at
	30.09.2006	30.09.2005	31.03.2006
1. Share Capital
Authorised:	160.00	75.00	75.00

800,000,000 (September 30, 2005 - 375,000,000; March 31, 2006 - 375,000,000) Equity Shares of Rs. 2 each

Issued and Subscribed:	130.93	64.39	64.89

654,634,308 (September 30, 2005 - 321,965,342; March 31, 2006 - 324,449,539) Equity Shares of Rs. 2 each fully paid-up

Out of the above:
4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

467,912,154 (140,595,000) Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company

129,600,640 ( September 30, 2005 - 64,300,704; March 31, 2006 - 64,680,600 ) Equity Shares of Rs. 2 each fully paid-up represent 64,800,320 ( September 30, 2005 - 32,150,352; March 31, 2006 - 32,340,300 ) American Depository Shares

25,554,308 ( September 30, 2005 - 7,425,342; March 31, 2006 - 9,909,539 ) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of the Company pursuant to the Associate Stock Option Plan — B and Associate Stock Option Plan (ADS)

2. Reserves and Surplus

Share Premium Account
As at the commencement of the year	1,028.63	890.94	890.94
Add: Received on account of issue of ADS / ASOP	87.48	68.72	137.69

	1,116.11	959.66	1,028.63

General Reserve
As at the commencement of the year	402.79	278.79	278.79
Add: Transfer from the Profit and Loss Account	—	—	124.00

	402.79	278.79	402.79
Less: Provision for leave encashment (Refer note (l) of Schedule 15)	17.47	—	—
Less: Capitalised on issue of bonus shares (Refer note (i) of Schedule 15)	65.46	—	—

	319.86	278.79	402.79

Employee Stock Options
Employee Stock Options Outstanding	0.30	0.76	0.52

Balance in Profit and Loss Account	3,444.99	2,364.68	2,836.81

	4,881.26	3,603.89	4,268.75

3. Secured Loans
Vehicle Loans	13.38	11.88	12.57

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet
4. Fixed Assets

										Rs. in Crores
		GROSS BLOCK					DEPRECIATION			NET BLOCK
		As at			As at	As at	For the		As at	As at	As at
	DESCRIPTION	01.04.2006	Additions	Deletions	30.09.2006	01.04.2006	period	Deletions	30.09.2006	30.09.2006	31.03.2006

1.	Land & Land Development
	—Freehold*	31.03	7.21	—	38.24	—	—	—	—	38.24	31.03
	—Leasehold	8.13	—	—	8.13	0.02	0.01	—	0.03	8.10	8.11

2.	Buildings**	101.76	—	—	101.76	13.24	1.80	—	15.04	86.72	88.52

3.	Plant and Machinery	789.40	45.65	1.04	834.01	636.85	51.34	1.04	687.15	146.86	152.55
	(Including Computers and Software)

4.	Office Equipment	20.92	2.59	—	23.51	13.51	1.57	—	15.08	8.43	7.41

5.	Furniture, Fixtures and Interiors	171.58	7.31	—	178.89	128.17	7.26	—	135.43	43.46	43.41

6.	Vehicles	30.34	6.11	2.20	34.25	11.95	3.13	1.06	14.02	20.23	18.39

	Total	1,153.16	68.87	3.24	1,218.79	803.74	65.11	2.10	866.75	352.04	349.42

	As at 30.09.2005	937.70	111.04	2.46	1,046.28	685.41	59.08	1.26	743.23	303.05	—

*	Includes Rs. 12.24 crores ( September 30, 2005 — Rs. 12.24 crores; March 31, 2006 — Rs. 12.24 crores ) in respect of which deed of conveyance is pending.

**	Includes Rs. 38.85 crores ( September 30, 2005 — Rs. 30.10 crores; March 31, 2006 — Rs. 38.85 crores ) constructed on leasehold land.

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

					Rs. in Crores
	As at		As at		As at
	30.09.2006		30.09.2005		31.03.2006
5. Investments

Long Term
i) Trade (Unquoted)

Sify Limited		—		22.04		—

Nil (September 30, 2005 - 11,182,600) Equity Shares of Rs. 10 each, fully paid-up

Satyam Venture Engineering Services Private Limited		3.54		3.54		3.54
3,544,480 Shares of Rs. 10 each, fully paid-up

CA Satyam ASP Private Limited		7.17		7.17		7.17
7,168,995 Equity Shares of Rs. 10 each, fully paid-up

Intouch Technologies Limited	10.90		10.90		10.90
833,333 Shares of 20 US cents each, fully paid-up Less : Provision for diminution	10.90	—	10.90	—	10.90	—

Medbiquitious Services Inc.,	1.57		1.57		1.57
334,000 Shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up Less : Provision for diminution	1.57	—	1.57	—	1.57	—

Avante Global LLC.,	2.54		2.54		2.54
577,917 class ‘A’ units representing a total value of US Dollars 540,750 Less : Provision for diminution	2.54	—	2.54	—	2.54	—

Jasdic Park Company	0.75		0.75		0.75
480 Shares of J Yen 50,000 each, fully paid-up Less : Received on liquidation	0.26		0.26		0.26

Less : Provision for diminution	0.49	—	0.49	—	0.49	—

Investments in subsidiary companies

Satyam Technologies Inc.,		20.22		20.22		20.22
100,000 Common Stock of 1 US cent each, fully paid-up

Nipuna Services Limited		18.27		18.27		18.27
18,268,000 Equity Shares of Rs. 10 each, fully paid-up

Satyam Computer Services (Shanghai) Co. Limited$$		17.99		11.42		15.92

Citisoft Plc		111.56		62.25		75.98
11,241,000 (September 30, 2005 - 8,430,752; March 31, 2006 - 8,430,752 ) Ordinary Shares of 0.01 GBP each, fully paid up

Knowledge Dynamics Pte Ltd		14.64		—		14.64
10,000,000 Ordinary Shares of 0.01 SGD each, fully paid up

Satyam (Europe) Limited	6.98		6.98		6.98
1,000,000 Equity Shares of 1 GBP each, fully paid-up Less: Provision for losses	6.98	—	6.98	—	6.98	—

Satyam Japan KK	0.42		0.42		0.42
200 Common Stock of J Yen 50,000 each, fully paid-up Less: Provision for losses	0.42	—	0.42	—	0.42	—

Satyam Asia Pte Limited	1.03		1.03		1.03
400,000 Ordinary Shares of 1 Singapore Dollar each, fully paid-up Less: Provision for losses	1.03	—	1.03	—	1.03	—

Dr. Millennium, Inc.,	3.09		3.09		3.09
710,000 Common Stock of 1 US Dollar each , fully paid-up Less : Received on account of reduction of Share Capital	2.99		2.99		2.99
Less: Provision for losses	0.10	—	0.10	—	0.10	—

Vision Compass, Inc.	89.94		89.94		89.94
425,000,000 Common Stock of 1 US Cent each, fully paid-up Less : Provision for diminution	89.94	—	89.94	—	89.94	—

Satyam IdeaEdge Technologies Private Limited	0.01		0.01		0.01
10,000 Equity Shares of Rs. 10 each, fully paid-up Less : Provision for diminution	0.01	—	0.01	—	0.01	—

ii) Non Trade (Unquoted)

National Savings Certificates,VIII Series (Lodged as security with government authorities)		—		—		—

		193.39		144.91		155.74

$$	Investment is not denominated in number of shares as per laws of the People’s Republic of China.

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

				Rs. in Crores
		As at	As at	As at
		30.09.2006	30.09.2005	31.03.2006
6.	Deferred Tax Assets (net)
	Debtors	11.01	10.15	11.02
	Advances	1.43	0.70	1.43
	Fixed Assets	(24.91)	(16.11)	(25.38)
	Others	53.01	15.43	17.22

		40.54	10.17	4.29

7.	Sundry Debtors (Unsecured)
	Considered good *
	(a) Over six months old	20.66	10.26	12.78
	(b) Other debts	1,329.38	887.08	1,110.03

		1,350.04	897.34	1,122.81
	Considered doubtful **	108.36	100.30	103.89

		1,458.40	997.64	1,226.70

	Less: Provision for doubtful debts **	108.36	100.30	103.89

		1,350.04	897.34	1,122.81

*	Debtors include dues from subsidiaries Rs. 6.04 crores (September 30, 2005 - Rs.1.75 crores; March 31, 2006 — Rs. 4.38 crores) and Unbilled revenue Rs. 201.15 crores (September 30, 2005 - Rs. 114.91 crores; March 31, 2006 - Rs. 170.14 crores)

**	Includes dues from subsidiaries Rs. 18.89 crores (September 30, 2005 - Rs. 18.89 crores; March 31, 2006 - Rs. 18.89 crores)

8.	Cash and Bank Balances*

	Cash on hand	0.05	0.09	0.05
	Remittances in transit	—	2.86	—

	Balances with Scheduled Banks
	- On Current Accounts	1,490.34	671.57	1,021.28
	- On Deposit Accounts	1,801.02	1,799.43	1,907.42

	Unclaimed Dividend Accounts	10.93	5.97	5.05
	Balances with Non-Scheduled Banks**
	- On Current Accounts	138.96	92.05	117.80
	- On Deposit Accounts	0.77	0.77	0.73

		3,442.07	2,572.74	3,052.33

*	Includes unutilised amount of ADS issue proceeds — Rs. 62.87 crores (September 30, 2005 - Rs. 322.07 crores; March 31, 2006 - Rs. 262.20 crores)

**	Refer note (f) of Schedule 15

9.	Loans and Advances
	(Considered good unless otherwise stated)

	Secured — Loans	0.09	0.15	0.11
	Unsecured — Advances recoverable in cash or in kind or for value to be received*	132.56	100.76	114.16
	— Deposits	77.16	64.01	68.97
	Considered doubtful — Advances **	65.37	62.54	65.37

		275.18	227.46	248.61

	Less: Provision for doubtful Advances **	65.37	62.54	65.37

		209.81	164.92	183.24

*	Includes advances and share application money to subsidiaries Rs. 18.08 crores (September 30, 2005 - Rs. 4.14 crores; March 31, 2006 - Rs. 5.18 crores)

**	Includes due from subsidiaries Rs. 48.12 crores (September 30, 2005 - Rs. 48.12 crores; March 31, 2006 - Rs. 48.12 crores)

10.	Liabilities
	Sundry Creditors
	— Dues to small scale industrial undertakings	—	—	—
	— Dues to other than small scale industrial undertakings	458.91	308.48	332.05
	Advances from Customers	1.14	1.01	0.93
	Unearned Revenue	76.53	35.19	52.67
	Investor Education Protection Fund — Unclaimed Dividends	10.93	5.97	5.05
	Other Liabilities	58.37	40.07	45.01

		605.88	390.72	435.71

11.	Provisions

	Provision for Taxation (less payments)	53.64	41.01	33.53
	Proposed Dividend (including tax thereon)	74.81	73.50	186.85
	Provision for Gratuity and Leave Encashment	157.49	45.83	51.18

		285.94	160.34	271.56

Satyam Computer Services Limited
Schedules forming part of the Profit and Loss Account

						Rs. in Crores
		Quarter	Quarter	Half Year	Half Year	Year
		Ended	Ended	Ended	Ended	Ended
		30.09.2006	30.09.2005	30.09.2006	30.09.2005	31.03.2006
12.	Other Income
	Interest on deposits and advances — Gross	28.60	28.04	57.48	55.74	115.77
	{Tax Deducted at Source Rs. 12.86 crores} (September 30, 2005 - Rs. 12.48 crores; March 31, 2006 - Rs. 25.94 crores)
	Gain/(Loss) on exchange fluctuations (net)	(0.97)	2.50	44.22	(2.18)	(2.18)
	Profit on sale of long term investments	—	—	—	—	262.83
	Miscellaneous income	0.50	0.58	0.81	0.94	1.49

		28.13	31.12	102.51	54.50	377.91

13.	Personnel Expenses
	Salaries and bonus	879.61	602.49	1,619.79	1,185.01	2,501.25
	Contribution to provident and other funds	63.23	45.21	114.27	83.42	181.97
	Staff welfare expenses	2.82	3.72	6.74	6.71	17.53
	Employee stock compensation expense	(0.17)	(0.04)	(0.18)	(0.04)	(0.08)

		945.49	651.38	1,740.62	1,275.10	2,700.67

14.	Operating and Administration Expenses
	Rent	22.69	16.71	41.56	32.67	68.73
	Rates and taxes	5.33	2.48	11.15	4.65	15.20
	Insurance	4.04	3.16	7.87	6.34	13.95
	Travelling and conveyance	87.48	47.25	163.52	103.15	237.40
	Communication	17.37	15.41	32.65	29.53	63.42
	Printing and stationery	3.43	1.28	4.58	2.73	5.95
	Power and fuel	8.40	6.53	17.19	13.56	26.98
	Advertising	0.98	2.26	2.16	4.08	7.83
	Marketing expenses	13.07	15.64	30.46	27.68	59.24
	Repairs and maintenance
	- Buildings	0.73	0.19	1.35	0.33	1.43
	- Machinery	2.90	1.85	6.49	3.29	8.69
	- Others	6.07	4.39	11.23	7.56	20.04
	Security services	1.23	0.91	2.21	1.44	3.09
	Legal and professional charges	38.12	30.10	71.10	48.96	95.70
	Provision for doubtful debts and advances	2.21	5.28	4.47	5.28	11.71
	Loss on sale of Fixed Assets (net)	0.24	0.22	0.40	0.49	0.83
	Directors’ sitting fees	0.01	0.01	0.02	0.02	0.04
	Auditors’ remuneration	0.35	0.14	0.62	0.31	1.15
	Donations and contributions	0.87	0.67	1.74	1.24	3.73
	Subscriptions	0.58	0.50	1.23	0.84	2.09
	Training and development	4.87	3.04	8.87	7.40	15.00
	Research and development	0.30	0.47	0.64	1.45	2.45
	Software charges	2.77	3.49	11.17	8.38	22.54
	Managerial remuneration
	- Salaries	0.08	0.09	0.17	0.17	0.35
	- Commission	0.15	0.14	0.30	0.26	0.91
	- Contribution to P.F.	0.01	0.01	0.02	0.02	0.04
	- Others	0.06	0.05	0.11	0.10	0.19
	Visa charges	5.89	14.61	29.17	21.80	32.31
	Miscellaneous expenses	4.63	5.12	8.49	9.50	19.14

		234.86	182.00	470.94	343.23	740.13

Satyam Computer Services Limited
15. Notes to Accounts
a)	Associate Stock Option Plans
i.	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI Guidelines on Stock Options).

In May 1998, the Company established its Associate Stock Option Plan (the “ASOP”). The Company subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in the Company. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase the Company’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of the Company at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

ii.	Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

The Company has established a scheme “Associate Stock Option Plan – B” (ASOP — B) for which 83,454,280 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 33,568,564 equity shares of Rs. 2 each were outstanding as at September 30, 2006 ( September 30, 2005 — 52,728,342 , March 31, 2006 — 45,605,388 ).

Changes in number of options outstanding were as follows:

	Quarter ended September 30,		Half year ended September 30,		Year ended
Options	2006	2005	2006	2005	March 31, 2006

At the beginning of the period / year	40,628,076	55,226,388	45,605,388	53,660,630	53,660,630
Granted	Nil	1,137,582	Nil	6,555,816	6,579,552
Exercised	(1,943,694)	(1,970,002)	(5,495,790)	(4,831,002)	(9,039,604)
Cancelled	(5,115,818)	(1,665,626)	(6,541,034)	(2,657,102)	(5,595,190)
At the end of the period / year	33,568,564	52,728,342	33,568,564	52,728,342	45,605,388

iii.	Associate Stock Option Plan (ADS)

The Company has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 5,149,330 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Accordingly, options (net of cancellation) for a total number of 1,776,470 ADS ( September 30, 2005 – 2,496,398, March 31, 2006 – 1,991,342) representing 3,552,940 equity shares of Rs. 2 each were outstanding as at September 30, 2006 (September 30, 2005 — 4,992,796, March 31, 2006 -3,982,684).

Changes in number of options outstanding were as follows:

	Quarter ended September 30,		Half year ended September 30,		Year ended
Options	2006	2005	2006	2005	March 31, 2006

At the beginning of the period / year	1,900,496	2,777,738	1,991,342	2,515,802	2,515,802
Granted	Nil	19,950	20,000	305,430	320,430
Exercised	(35,266)	(261,006)	(119,720)	(284,550)	(664,446)
Cancelled	(88,760)	(40,284)	(115,152)	(40,284)	(180,444)
At the end of the period / year	1,776,470	2,496,398	1,776,470	2,496,398	1,991,342

Satyam Computer Services Limited
Pro forma disclosure:

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of the Company’s net profit and earnings per share would have been as follows:

		Quarter ended September 30,				Half year ended September 30,				Year ended
	Particulars	2006		2005		2006		2005		March 31, 2006

1.	Profit after Taxation
	— As reported (Rs. in crores)		322.34		250.72		682.43		456.77		1,239.75
	— Pro forma (Rs. in crores)		306.97		224.05		651.05		399.88		1,142.11

2.	Earnings per share:
	Basic
	— No. of shares		653,538,584		642,686,564		652,502,120		641,206,164		643,784,984
	— EPS as reported	Rs.	4.93	Rs.	3.90	Rs.	10.46	Rs.	7.12	Rs.	19.26
	— Pro forma EPS	Rs.	4.70	Rs.	3.49	Rs.	9.98	Rs.	6.24	Rs.	17.74
	Diluted
	— No. of shares		673,862,942		661,223,670		672,826,478		659,634,740		669,626,864
	— EPS as reported	Rs.	4.78	Rs.	3.79	Rs.	10.14	Rs.	6.92	Rs.	18.51
	— Pro forma EPS	Rs.	4.56	Rs.	3.39	Rs.	9.68	Rs.	6.06	Rs.	17.06

The following assumptions were used for calculation of fair value of grants:

	Quarter ended September 30,		Half year ended September 30,		Year ended
	2006	2005	2006	2005	March 31, 2006

Dividend yield (%)	0.75	0.75	0.75	0.75	0.75
Expected volatility (%)	56.15	58.86	56.15	58.86	58.05
Risk-free interest rate (%)	7.00	7.00	7.00	7.00	7.00
Expected term (in years)	1.14	1.79	1.14	1.79	1.26

(b)	Share application money pending allotment

Amount received from associates on exercise of stock options, pending allotment of shares is shown as share application money, pending allotment.

(c)	Secured Loans

Vehicles are hypothecated to the Banks as security for the amounts borrowed.

(d)	Investments

During May 2005, the Company acquired Citisoft Plc (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry, with operating presence in London, Boston and New York.

The Company acquired 75% of the shareholding in Citisoft for an initial cash consideration of Rs. 62.25 crores (inclusive of acquisition costs) and a deferred consideration of Rs.13.63 crores (equivalent GBP 1.75 million). The Company is also required to pay a maximum earn out consideration amounting to Rs.19.41 crores (equivalent GBP 2.25 million) based on achievement of targeted revenues and profits. On June 29, 2006, the Company acquired the remaining 25% shareholding for a consideration of Rs. 27.47 crores (equivalent GBP 3.26 million).

During the quarter, the company has paid Rs. 7.82 crores (equivalent GBP 0.90 million) to Employee Benefit Trust.

The Company is also required to pay a maximum earn-out consideration amounting to Rs.30.53 crores (equivalent GBP 3.54 million) based on achievement of targeted revenues and profits and to fund an Employee Benefit Trust (EBT) formed by Citisoft. The obligation to fund the EBT amounting to maximum of Rs. 15.53 crores (equivalent GBP 1.80 million) is contingent on Citisoft achieving certain revenue and profit performance targets.

(e)	Land

Satyam Computer Services Limited
During the quarter ended June 30, 2006, the Company acquired 14.93 acres of land at Hyderabad from Andhra Pradesh Industrial Infrastructure Corporation (APIIC) for an aggregate purchase consideration of Rs.7.21 crores. Non-compliance of certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.
(f)	Balances with Non-Scheduled Banks

						Rs. in crores
	Balances			Maximum Balances
	As at			Half year ended		Year ended
	September 30,		As at March 31,	September 30,		March 31,
Name of the Bank	2006	2005	2006	2006	2005	2006
Balances with Non-Scheduled Banks On Current Accounts
Banque Nationale De Paris, Brussels	0.95	—	—	4.73	—	—
Banque Nationale De Paris, France	0.99	—	1.05	4.55	—	1.26
Banque Nationale De Paris, Hague	3.93	—	3.32	5.90	—	3.32
Banque Nationale De Paris, Ireland	1.29	—	0.42	1.69	—	0.54
Banque Nationale De Paris, Italy	0.57	—	—	2.95	—	—
Banque Nationale De Paris, Saarbruecken	1.67	—	0.54	7.78	—	0.54
Banque Nationale De Paris, Spain	0.83	0.65	0.69	0.94	1.03	1.26
Banque Nationale De Paris, Switzerland	1.78	—	—	4.26	—	—
Banque Nationale De Paris, Saudi Arabia	0.61	—	—	0.61	—	—
Banque Nationale De Paris, Taipei	2.13	1.30	2.15	2.64	1.44	2.21
Citibank NA, Bangkok	7.28	8.64	11.45	12.43	9.16	11.71
Citibank NA, Chicago	—	—	—	—	0.04	0.04
Citibank NA, Denmark	0.18	—	—	0.33	—	—
Citibank NA, Dubai	0.36	1.54	0.20	2.51	2.09	2.09
Citibank NA, Hong Kong	1.23	0.45	0.27	1.23	0.69	0.90
Citibank NA, Hungary	0.23	0.14	0.15	0.50	1.43	1.43
Citibank NA, Kuala Lumpur	2.05	2.46	0.67	8.44	2.84	2.84
Citibank NA, London	0.99	1.14	0.54	2.09	5.06	5.06
Citibank NA, New York	3.10	2.48	3.98	20.00	24.62	24.62
Citibank NA, New Zealand	1.48	2.56	2.20	2.23	2.70	2.93
Citibank NA, Seoul	8.14	6.22	8.27	8.89	6.56	8.54
Citibank NA, Singapore	3.08	0.44	2.54	7.73	8.09	8.10
Citibank NA, Johannesburg	2.97	0.17	1.51	3.32	1.09	2.12
Citibank NA, Sydney	14.03	4.83	6.29	25.61	26.54	26.54
Citibank NA, Sweden	0.31	—	—	0.32	—	—
Citibank NA, Toronto	3.52	5.38	2.24	6.98	5.38	5.41
Dresdner Bank, Saarbruecken	0.82	6.08	12.27	14.73	6.14	12.81
Hong Kong and Shanghai Banking Corporation, London	28.99	7.23	11.79	50.53	18.37	22.91
Hong Kong and Shanghai Banking Corporation, Shanghai	0.02	0.02	0.02	0.02	0.02	0.02
Hong Kong and Shanghai Banking Corporation, Tokyo	3.43	7.17	9.79	14.55	10.09	10.96
Koonmin Bank, Seoul	—	—	—	0.12	—	—
KSB Bank N V, Brussels	2.57	2.41	2.31	9.63	3.04	4.37
Mitsui Sumitomo Bank, Tokyo	0.81	0.21	0.65	2.18	0.92	1.70
UBS Bank, Switzerland	1.08	2.51	1.39	7.70	3.50	3.83
Unicredit Banca, Italy	1.05	1.82	0.90	3.95	2.78	3.69
United Bank, Vienna	33.74	25.87	28.71	48.36	52.27	52.89
Wachovia Bank, Atlanta	—	—	—	—	0.06	0.06
Wachovia Bank, New Jersey	2.75	0.15	1.49	73.82	10.41	13.12
Woori Bank, Korea	—	0.18	—	0.26	5.08	5.08

	138.96	92.05	117.80

On Deposit Accounts
Citibank NA, Hungary	0.77	0.77	0.73	0.77	0.82	0.82

(g)	Related Party Transactions

The Company had transactions with the following related parties:

Subsidiaries: Citisoft Plc, Citisoft Inc., Knowledge Dynamics Pte Ltd, Knowledge Dynamics Private Limited, Knowledge Dynamics USA Inc., Info On Demand SDN BHD, Nipuna Services Limited, Satyam Computer Services (Shanghai) Co. Ltd and Satyam Technologies Inc.

Joint Ventures (JVs): Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Limited.

Associates: Sify Limited (ceased to exist as an associate w.e.f. November 09, 2005)

Satyam Computer Services Limited
Others: Satyam Foundation Trust and Satyam Associates Trust (Enterprises where trustees are spouses of Whole-time Director and Key Managerial Personnel).
Directors and Key Management Personnel: B.Ramalinga Raju, B.Rama Raju, Prof. Krishna G Palepu, Abraham Joseph, A.S.Murthy, Mohan Eddy, G.B.Prabhat, Ram Mynampati, D. Subramaniam, V. Srinivas, G. Jayaraman, Shailesh Shah, Vijay Prasad Boddupalli, Manish Sukhlal Mehta, Dr. Keshab Panda, Virender Aggarwal, T R Anand, Ravi Shankar Bommakanti, Murali V and Hari T.
Summary of the transactions and balances with the above related parties is as follows:
Transactions:

					Rs. in crores
	Quarter ended September 30,		Half Year ended September 30,		Year ended
	2006	2005	2006	2005	March 31,2006
Sales:
Subsidiaries	2.46	0.02	3.78	0.88	5.30
JVs	—	0.22	—	0.22	0.25

	2.46	0.24	3.78	1.10	5.55

Outsourcing:
Subsidiaries	14.17	8.72	24.70	13.46	31.57
JVs	11.05	10.35	21.37	20.36	37.35
Associates	—	2.36	—	5.28	6.25

	25.22	21.43	46.07	39.10	75.17

Other Services:
Subsidiaries	0.83	0.84	1.16	0.99	2.30
JVs	0.36	0.51	0.87	0.82	1.65

	1.19	1.35	2.03	1.81	3.95

Interest
JVs	0.01	0.01	0.02	0.01	0.03

Fixed Assets :
Subsidiaries	—	—	0.02	—	—
JVs	0.89	—	0.89	—
Associates	—	5.09	—	5.53	5.53

	0.89	5.09	0.91	5.53	5.53

Investments:
Subsidiaries	1.38	2.93	2.07	4.94	8.68

Advances:
Subsidiaries	10.38	—	22.41	(5.21)	—
JVs	—	0.50	—	0.50	0.50
Others	—	—	—	—	0.71

	10.38	0.50	22.41	(4.71)	1.21

Contributions:
Others	0.77	0.63	1.64	1.14	3.62

Balances :

					Rs. in crores
	As at September 30,				As at
	2006		2005		March 31, 2006
Accounts Receivable:
Subsidiaries	6.04	*	1.75	*	4.38	*
JVs	0.16		0.37		0.25

	6.20		2.12		4.63

Payables:
Subsidiaries	18.48		11.62		9.22
JVs	13.18		16.61		8.21
Associates	—		4.29		—

	31.66		32.52		17.43

Investments:
Subsidiaries	182.68	*	112.16	*	145.03	*
JVs	10.71		10.71		10.71
Associates	—		22.04		—

	193.39		144.91		155.74

Advances and share application money:
Subsidiaries	18.08	*	4.14	*	5.18	*
JVs	—		0.51		0.53
Others	0.72		0.07		0.71

	18.80		4.72		6.42

*	Net of provisions made

Satyam Computer Services Limited
Transactions with Directors and Key Managerial Personnel

					Rs. in crores
	Quarter ended September 30,		Half year ended September 30,		Year ended
	2006	2005	2006	2005	March 31, 2006
Remuneration to Whole-time Directors	0.16	0.15	0.31	0.30	0.93
Remuneration to Key Managerial Personnel	4.11	3.20	7.97	7.49	19.34
Professional charges paid to Director	—	0.39	—	0.39	0.99
Advances to Key Managerial Personnel	1.28	0.78	1.28	0.78	1.06

Balances due to / from Directors and Key Managerial Personnel

			Rs. in crores
	As at September 30,		Year ended
	2006	2005	March 31, 2006
Remuneration Payable to Whole-time Directors	—	—	0.22
Remuneration Payable to Key Managerial Personnel	0.23	0.21	0.65
Advances due from Key Managerial Personnel	0.33	0.16	0.34
Options granted and outstanding to the Key Managerial Personnel 4,365,328 {includes 1,229,740 options granted under ASOP — ADS}. (September 30, 2005 — 5,671,590 {includes 1,546,632 options granted under ASOP — ADS}, March 31, 2006 — 4,960,772 {includes 1,266,344 options granted under ASOP — ADS}).
(h)	Obligation on long term non-cancelable operating leases
The Company has entered into operating lease agreements for its development centers at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the quarter and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

			Rs. in crores
	Half year ended September 30,		Year ended
	2006	2005	March 31, 2006
Lease rentals (Refer Schedule 14)	22.69	32.67	68.73

	As at September 30,		As at
	2006	2005	March 31, 2006
Obligations on non-cancelable leases:
Not later than one year	21.47	17.63	17.35
Later than one year and not later than five years	20.87	19.79	13.16
Later than five years	1.73	2.13	1.85

Total	44.07	39.55	32.36

(i)	Earnings Per Share
At the annual general meeting held on August 21, 2006, the shareholders approved a 1:1 bonus issue for all shareholders including the ADS holders i.e. one additional equity share for every one existing share held by the members by capitalizing a part of the general reserves. The record date for the bonus issue was October 10, 2006 and shares were allotted on October 11, 2006. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.
Calculation of EPS (Basic and Diluted):

		Quarter ended September 30,		Half year ended September 30,		Year ended
S.No.	Particulars	2006	2005	2006	2005	March 31, 2006
Basic

1.	Opening no. of shares	652,620,082	641,438,670	648,899,078	638,530,582	638,530,582

2.	Total Shares outstanding	653,538,584	642,686,564	652,502,120	641,206,164	643,784,984
3.	Profit after Taxation (Rs. in crores)	322.34	250.72	682.43	456.77	1,239.75

Satyam Computer Services Limited

		Quarter ended September 30,		Half year ended September 30,		Year ended
S.No.	Particulars	2006	2005	2006	2005	March 31, 2006
4.	EPS	Rs. 4.93	Rs.3.90	Rs. 10.46	Rs.7.12	Rs. 19.26
Diluted
5.	Stock options outstanding	20,324,358	18,537,106	20,324,358	18,428,576	25,841,880
6.	Total shares outstanding (including dilution)	673,862,942	661,223,670	672,826,478	659,634,740	669,626,864
7.	EPS	Rs. 4.78	Rs.3.79	Rs. 10.14	Rs.6.92	Rs. 18.51

(j)	Commitments and Contingencies
i)	Bank Guarantees outstanding Rs. 72.84 crores (September 30, 2005 — Rs. 32.32 crores, March 31, 2006 — Rs. 58.95 crores).

ii)	Contracts pending execution on capital accounts, net of advances, Rs. 171.76 crores (September 30, 2005 — Rs. 47.64 crores, March 31, 2006 — Rs. 114.07 crores).

iii)	Forward Contracts outstanding Rs. 727.10 crores (Equivalent US$158.00 millions) {September 30, 2005 — Rs. 1,066.22 crores (Equivalent US$242.00 millions), March 31, 2006 — Rs. 966.36 crores (Equivalent US$216.00 millions)}.Gain/(Loss) on foreign exchange forward contracts which are included under the head gain/(loss) on exchange fluctuation in the profit and loss account amounted to (Rs. 14.78 crores) {September 30, 2005 — Rs. 0.32 crores, March 31, 2006 — (Rs. 3.75 crores)}.

iv)	Claims against the Company not acknowledged as debts
—	Income tax and Sales tax matters under dispute — Rs. 20.38 crores (September 30, 2005 — Rs. Nil, March 31, 2006 — Rs. 20.38 crores).
v)	Contingent consideration payable in respect of acquired subsidiary companies Rs. 76.19 crores (September 30, 2005 — Rs. 104.76 crores, March 31, 2006 — Rs. 101.72 crores).

vi)	Nipuna Services Limited (a wholly owned subsidiary-Nipuna) issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 91.88 crores (equivalent to US$20 millions). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a. The Company has guaranteed payment of all sums payable by Nipuna to the investors on redemption of the said Preference Shares.

Further the Company is required to subscribe to Convertible Debentures amounting to US$20 million based on certain provisions in the agreement. These Convertible Debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna into Equity Shares at any time after issuance.

vii)	The Company has given a corporate guarantee on behalf of a subsidiary for the loan obtained amounting to maximum of Rs. 91.88 crores (September 30, 2005 — Rs. 88.04 crores, March 31, 2006 — Rs. 89.24 crores) (Equivalent US$20 million).

viii)	The Company had filed a request for arbitration with the London Court of International Arbitration (“LCIA”) naming Venture Global Engineering LLC, USA (“VGE”) as respondent. The Arbitration concerned a dispute between the Company and VGE in connection with their joint venture Satyam Venture Engineering Services Private Limited (“SVES”).

The LCIA Arbitrator issued its Final Award on April 3, 2006 in favour of the Company. The Company has filed a petition to recognize and enforce the Award in the United States District Court in Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois.

Satyam Computer Services Limited
(k)	The Gratuity Plan

The following table sets forth the status of the Gratuity Plan of the Company, and the amounts recognized in the balance sheet and profit and loss account.

		Rs. in crores

	Quarter ended	Half Year ended
	September 30, 2006	September 30, 2006
Projected benefit obligation at the beginning of the period	35.68	35.08
Current service cost	2.23	4.31
Interest cost	0.56	1.19
Actuarial loss/(gain)	6.02	5.44
Benefits paid	(0.94)	(2.47)

Projected benefit obligation at the end of the period	43.55	43.55

Amounts recognised in the balance sheet
Projected benefit obligation at the end of the period	43.55	43.55
Fair value of plan assets at end of the period	—	—

Funded status of the plans — ( asset )/ liability	43.55	43.55
Liability recognised in the balance sheet	43.55	43.55

Gratuity cost for the period
Current service cost	2.23	4.31
Interest cost	0.56	1.19
Net actuarial (gain)/loss recognised in the period	6.02	5.44

Net gratuity cost	8.81	10.94

Assumptions
Discount rate	7.40%	7.40%
Long-term rate of compensation increase	7.00%	7.00%

Note: This being the first year of disclosure, previous year figures have not been furnished.
(l)	Provision for Leave encashment

Effective April 1, 2006, the Company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the Company amounted to Rs. 26.33 crores. As required by the standard, an amount of Rs. 17.47 crores (net of related deferred tax of Rs. 8.86 crores) has been adjusted against general reserves.

(m)	Other Information
i)	The Company is engaged in the development of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under Paragraphs 3 and 4C of Part II of Schedule VI of the Companies Act, 1956.

ii)	Auditors’ Remuneration:

					Rs. in crores

	Quarter ended September 30,		Half year ended September 30,		Year ended
	2006	2005	2006	2005	March 31, 2006
Statutory audit	0.25	0.14	0.50	0.28	1.00
Tax audit	0.09	—	0.09	—	0.08
Other services	0.01	0.01	0.03	0.03	0.06
Out of pocket expenses	—	—	—	0.09	0.01

iii)	Earnings in foreign exchange (on receipt basis):

					Rs. in crores

	Quarter ended September 30,		Half year ended September 30,		Year ended
	2006	2005	2006	2005	March 31, 2006
Income from software development services	1,067.69	997.59	2,206.20	1916.37	3,855.36

Satyam Computer Services Limited
iv)	C.I.F. value of imports:

					Rs. in crores

	Quarter ended September 30,		Half year ended September 30,		Year ended
	2006	2005	2006	2005	March 31, 2006
Capital goods	30.96	13.59	39.99	31.05	61.02

v)	Expenditure in foreign currency (on payment basis):

					Rs. in crores

	Quarter ended September 30,		Half year ended September 30,		Year ended
	2006	2005	2006	2005	March 31, 2006
Travelling expenses	31.60	21.22	58.55	43.69	90.92

Expenditure incurred at overseas branches	638.26	413.54	1,245.72	898.50	1,959.17

Others	15.48	17.99	30.82	39.68	71.97

(n)	The financial statements are represented in Rs. crores. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crores is given below:

				Rs. in lakhs

		As at September 30,		As at
Schedule No.	Description	2006	2005	March 31, 2006
5 (ii)	National Saving Certificates, VIII Series (Lodged as security with government authorities)	0.06	0.06	0.06

(o)	Dividends remitted in foreign currency:

The Company does not make any direct remittances of dividends in foreign currency. The Company remits equivalent of the dividend payable to the holders of ADS in Indian Rupees to the depository bank, which is the registered shareholder on records for all owners of the Company’s ADS. The depository bank purchases the foreign currencies and remits dividend to the ADS holders. The Company remitted Rs. 32.39 crores during the period (September 30, 2005 — Rs. 19.22 crores, March 31, 2006 — Rs. 32.09 crores )

(p)	Reclassification:

Figures for the corresponding period/year have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.

Satyam Computer Services Limited
Cash Flow Statement for the Quarter and Half Year ended September 30, 2006

						Rs. in Crores
		Quarter ended	Quarter ended	Half year ended	Half year ended	Year Ended
		30.09.2006	30.09.2005	30.09.2006	30.09.2005	31.03.2006
A.	Cash Flows from Operating Activities
	Net Profit before Interest and Tax	323.91	256.00	692.75	473.01	1,332.76
	Profit on sale of Shares in Sify Limited	—	—	—	—	(262.83)
	Depreciation	32.81	30.93	65.11	59.08	122.81
	Loss on sale of Fixed Assets	0.24	0.22	0.40	0.49	0.83

	Cash generated before changes in Working Capital	356.96	287.15	758.26	532.58	1,193.57

	(Increase)/Decrease in Sundry Debtors	(163.20)	(25.77)	(227.23)	(132.18)	(357.64)
	(Increase)/Decrease in Loans and Advances	(8.62)	(34.42)	(26.57)	(36.71)	(62.85)
	Increase/(Decrease) in Current Liabilities and Provisions	163.29	106.34	240.76	139.73	169.57
	Income Taxes Paid	(14.60)	(49.66)	(73.94)	(76.36)	(155.84)
	Exchange differences on translation of foreign currency cash and cash equivalents	1.85	(6.61)	(43.28)	4.73	(1.20)

	Net Cash Flow from Operating Activities	335.68	277.03	628.00	431.79	785.61

B.	Cash Flows used in Investing Activities
	Purchase of Fixed Assets	(105.65)	(66.98)	(169.86)	(117.95)	(234.27)
	Purchase of Long term Investments	(9.49)	(2.93)	(28.26)	(66.43)	(78.81)
	Share Application money	—	(7.82)	—	(7.82)	—
	Proceeds from sale of Shares in Sify Limited	—	—	—	—	228.24
	Proceeds from sale of Fixed Assets	0.40	0.46	0.74	0.71	1.33
	Interest accrued / income received	6.94	6.35	14.55	12.64	29.66

	Net Cash Flow used in Investing Activities	(107.80)	(70.92)	(182.83)	(178.85)	(53.85)

C.	Cash Flows from Financing Activities
	Proceeds from issue of share capital	29.68	29.86	86.24	68.81	138.08
	Receipt of Share Application money, pending allotment	1.86	1.07	1.86	1.07	1.78
	Proceeds from Secured Loans	2.72	3.28	5.17	5.81	10.48
	Repayment of Secured Loans	(2.01)	(1.97)	(4.36)	(3.79)	(7.78)
	Advance to Joint Venture Company	—	(0.50)	—	(0.50)	(0.50)
	Financial expenses paid	(0.26)	(0.20)	(1.33)	(0.40)	(2.72)
	Payment of Dividend	(186.29)	(109.78)	(186.29)	(109.78)	(183.28)

	Net Cash Flow from Financing Activities	(154.30)	(78.24)	(98.71)	(38.78)	(43.94)

D.	Exchange differences on translation of foreign currency cash and cash equivalents	(1.85)	6.61	43.28	(4.73)	1.20

	Net Increase in Cash and Cash equivalents during the period/year	71.73	134.48	389.74	209.43	689.02
	Cash and Cash equivalents at the beginning of the period/year	1,574.84	642.76	1,256.83	567.81	567.81

	Cash and Cash equivalents at the end of the period/year	1,646.57	777.24	1,646.57	777.24	1,256.83

	Supplementary Information
	Cash and Bank Balances	3,442.07	2,572.74	3,442.07	2,572.74	3,052.33
	Less: Long Term Deposits with Scheduled Banks considered as investment	1,795.50	1,795.50	1,795.50	1,795.50	1,795.50

	Balance considered for Cash Flow Statement	1,646.57	777.24	1,646.57	777.24	1,256.83

	The balance of Cash and Cash equivalents include amounts set aside for payment of dividends	10.93	5.97	10.93	5.97	5.05

1.	Includes amount set aside for payment of unclaimed dividends.

2.	Figures for the corresponding period/year have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.
This is the Cash Flow Statement referred to in our report of even date.                for and on behalf of the Board of Directors

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Sr. Vice President (Corp. Governance)
	& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : October 20, 2006		Date : October 20, 2006